Clifford L. Neuman, P.C.

Attorney at Law

TEMPLE-BOWRON HOUSE

1507 PINE STREET

BOULDER, COLORADO 80302

Telephone: (303) 449-2100

Facsimile: (303) 449-1045

E-mail: clneuman@neuman.com

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

100 F Street NE

Mail Stop 4561

Washington, D.C. 20549

Attn:       Mr. Jeffrey Riedler

                Mr. Greg Belliston

                Ms. Amy Bruckner

                Mr. Joseph Roesler

                                Re:          Ceragenix Pharmaceuticals, Inc.

                                                Preliminary Information Statement, Amendment No. 3

                                                Filed April 6, 2006

                                                File No. 0-50470

Dear Ladies and Gentlemen:

                On behalf of Ceragenix Pharmaceuticals, Inc., a Delaware corporation (“Ceragenix”), filed herewith is Amendment No. 3 (“Amendment No. 3”) to the Preliminary Information Statement (Securities and Exchange Commission file number 0-50470) filed by Ceragenix on November 21, 2005, (the “Preliminary Information Statement”).  This letter responds to the comments received of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 23, 2006, addressed to Mr. Steven S. Porter, Chief Executive Officer, and transmitted to the undersigned, regarding the Preliminary Information Statement.  The enclosed Amendment No. 3 has been marked to show changes from the Preliminary Information Statement filed on March 14, 2006.

                The responses of Ceragenix to the Staff’s comments are set forth below and are numbered to correspond to the numbering in the above-referenced letter to Mr. Porter.  Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the blacklined version of Amendment No. 3.  The responses provided herein are based on discussions with, and information furnished by, Ceragenix and their respective advisors.

Schedule 14C

Comment 1.  We have inserted a description of the material terms of the Cooperative Research and Development Agreement with the Centers for Disease Control.  See page 6.

Comment 2.  Revised as suggested.  See page 4.

Comment 3.  Revised as suggested.  See discussion on pages 15 to 22.

Comment 4.  Updated as requested.  See page 11.

We also note for the Staff that we have updated our financial statements and report of independent registered public accounting firm to conform with those contained in our  Annual Report on Form 10-KSB for the year ended December 31, 2005, as filed with the Commission on March 24, 2006.  In that Form 10-KSB, filed subsequent to the filing of Amendment No. 2 to this Information Statement, our auditors removed the going concern paragraph from their report based upon proceeds received from warrant exercises.

                                                                                                Sincerely,

                                                                                                Clifford L. Neuman

Enc.

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